UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-38294

TORM plc

4th Floor, 120 Cannon Street, London, EC4N 6AS, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated May 20, 2026, announcing that the Company has increased its share capital by 215,635  Class A common shares, par value $0.01 per share, as a result of the exercise of a corresponding number of Restricted Stock Units.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated May 21, 2026, announcing the report on transactions in Company securities by directors and executive officers and their closely associated persons.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-283943) that was filed with the U.S. Securities and Exchange Commission effective December 19, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: May 21, 2026

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer